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CUSIP No.  774830 10 3


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 6)*

                            Rocky Shoes & Boots, Inc.
             -------------------------------------------------------
                                (Name of Issuer)

                         Common stock, without par value
             -------------------------------------------------------
                         (Title of Class of Securities)

                                   774830 10 3
             -------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 1999
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]    Rule 13d-1(b)

         [ ]    Rule 13d-1(c)

         [x]    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No.  774830 10 3


1.       Names of Reporting Person:

         Mike Brooks

         S.S. or I.R.S. Identification No. of Above Individual (optional):
         ###-##-####

2.       Check the Appropriate Box if a Member of a Group:

                  (a)    [ ]
                  (b)    [ ]

3.       SEC Use Only

4.       Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With:

5.       Sole Voting Power: 456,797

6.       Shared Voting Power: 0

7.       Sole Dispositive Power: 456,797

8.       Shared Dispositive Power: 0

9.       Aggregate Amount Beneficially Owned by Each Reporting Person: 456,797

10.      Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:
         (see footnote * below)

11.      Percent of Class Represented by Amount in Row (9): 9.87%

12.      Type of Reporting Person: IN


* Mike Brooks expressly disclaims beneficial ownership of 360 shares held by his spouse.

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CUSIP No.  774830 10 3


ITEM 1.

         (a)      Name of Issuer:  Rocky Shoes & Boots, Inc.

         (b)      Address of Issuer's Principal Executive Offices:
                  39 East Canal Street, Nelsonville, Ohio 45764

ITEM 2.

         (a)      Name of Persons Filing:

                  (i)      Mike Brooks

                  (ii)     Barbara Brooks Fuller

         (b)      Address of Principal Business Office, or, if  none, Residence:

                  Rocky Shoes & Boots, Inc.
                  39 East Canal Street
                  Nelsonville, Ohio  45764

         (c) Citizenship: All of the persons filing are citizens of the United States of America.

         (d)      Title of Class of Securities: Common Stock, without par value

         (e)      CUSIP Number: 774830 10 3


ITEM 3.

         Not applicable.


ITEM 4.  OWNERSHIP

         (a)      Amount Beneficially Owned:

                  (i)      Mike Brooks:  456,797 shares

                  (ii)     Barbara Brooks Fuller:  252,075 shares


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CUSIP No.  774830 10 3


         (b)      Percent of Class:

                  (i)      Mike Brooks:   9.87%

                  (ii)     Barbara Brooks Fuller:  5.51%

         (c)      Number of Shares as to which such person has:

                  (i)      Sole power to vote or to direct the vote:

                           (A)      Mike Brooks:   456,797 shares

                           (B)      Barbara Brooks Fuller:  252,075 shares

                  (ii)     Shared power to vote or to direct the vote: 0

                  (iii) Sole power to dispose or to direct the disposition of:

                           (A)      Mike Brooks:   456,797 shares

                           (B)      Barbara Brooks Fuller:  252,075 shares

                  (iv) Shared power to dispose or to direct the disposition of: 0

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Not applicable.


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CUSIP No.  774830 10 3


ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         Not applicable.

ITEM 10. CERTIFICATION.

         Not applicable.



                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Dated: February 8, 2000                                /s/ Mike Brooks
                                                       -------------------------
                                                       Mike Brooks.


Dated: February 10, 2000                               /s/ Barbara Brooks Fuller
                                                       -------------------------
                                                       Barbara Brooks Fuller






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